SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(E)(1)
of the Securities Exchange Act of 1934

ReachLocal, Inc.

 (Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities (Underlying Common Stock))

Adam F. Wergeles, Esq.

ReachLocal, Inc.
21700 Oxnard Street, Suite 1600

Woodland Hills, California 91367
(818) 274-0260

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Christopher L. Kaufman, Esq.

Bradley A. Helms, Esq.
Latham & Watkins LLP
355 South Grand Avenue

Los Angeles, California 90071-1560
(213) 485-1234

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On November 25, 2014, ReachLocal sent an email to certain of its employee option holders notifying them of ReachLocal’s stockholders’ approval of the proposed option exchange at the special meeting of stockholders on November 24, 2014. A copy of the email is attached as Exhibit 99.1.

The internal email does not constitute an offer to holders of ReachLocal’s outstanding stock options to exchange those options. The proposed option exchange will be commenced, if at all, only if ReachLocal’s Board of Directors, Compensation Committee or senior management determine to implement the option exchange.

ReachLocal will file a Tender Offer Statement on Schedule TO with the SEC if and when the option exchange commences. Persons who would be eligible to participate in the option exchange if and when it commences should read the Tender Offer Statement on Schedule TO and other related materials if and when those materials become available, because those materials would contain important information about the option exchange.

If ReachLocal commences the option exchange, stockholders and option holders will be able to obtain the written materials described above and other documents filed by ReachLocal with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by ReachLocal with the SEC by directing a written request to Adam F. Wergeles, Secretary, ReachLocal, Inc., 21700 Oxnard Street, Suite 1600, Woodland Hills, California 91367.

Item 12.      Exhibits.

Exhibit Number	Description

99.1	Email to employee option holders from Sharon Rowlands, dated November 25, 2014